 July 17, 2018

Board of Directors
First Bank of Charleston, Inc.
201 Pennsylvania Avenue
Charleston, West Virginia 25302

Tax Opinion Regarding the Merger of
First Bank of Charleston, Inc. With and Into Premier Bank, Inc.

Gentlemen:

We have acted as counsel for First Bank of Charleston, Inc., a West Virginia corporation (“First Bank”), in connection with transactions contemplated by the Agreement Of Merger, dated the 18th day of April, 2018, by and among Premier Financial Bancorp Inc., a Kentucky corporation (“Premier”), Premier Bank, Inc., a West Virginia corporation (“Premier Bank”), and First Bank, which was subsequently amended by the First Amendment To Agreement Of Merger dated the 29th day of June, 2018 (the Agreement Of Merger and the First Amendment To Agreement Of Merger are collectively referred to herein as the “Merger Agreement”) in which: (i) subject to regulatory approval, First Bank will pay a Special Dividend in an amount not in excess of Five Dollars ($5.00) per share of First Bank Common Stock; and (ii) thereafter First Bank will merge with and into Premier Bank (the “Merger”) and pursuant to the Merger, the shareholders of First Bank will receive a combination of Premier Common Stock and cash, which together with the Special Dividend, will be in the aggregate approximate amount of Thirty-Two Dollars ($32.00) per share of First Bank Common Stock, all as is more fully described in the Merger Agreement and a certain registration statement filed by Premier with the Securities and Exchange Commission (“SEC”) on Form S-4 (Registration No. [     ]) under the federal Securities Act of 1933 (“Registration Statement”).  Capitalized terms used but not defined herein have the meanings given to them in the Merger Agreement and the Registration Statement.

In rendering our opinion, we have examined and relied on, the following: (i) the Registration Statement; (ii) the Merger Agreement; (iii) the Plan Of Merger Of First Bank Of Charleston, Inc. And Premier Bank, Inc. attached as Exhibit A to the Merger Agreement; (iv)  the representations made by Premier in a letter, dated the 16th day of July, 2018, that, in no event, will less than fifty percent (50%) of total consideration received by a First Bank Shareholder pursuant to the transactions contemplated by the Merger consist of Premier Common Stock and that Premier Bank is a controlled corporation of Premier as defined within Section 368(c) of the Internal Revenue Code (“Representation Letter”); and (v) such other documents and corporate records we have deemed necessary or appropriate for the purposes of our opinion.

Board of Directors
July 17, 2018

In connection with rendering this opinion, we have assumed, without any independent investigation or review thereof, the following:

1.
The genuineness of all signatures on, and the authenticity of, original documents, the conformity to original documents of all documents submitted to us as copies, and the genuineness of all signatures and the due execution and delivery of all documents;

2.	That the Merger is effective under the laws of West Virginia;

3.
That, if the transaction had be structured as such, a merger could have been made legally effective between Premier and First Bank under the laws of both Kentucky and West Virginia so as to qualify such merger as a  statutory merger under Section 368(a)(1)(A) of the Internal Revenue Code; and

4.
The truth and accuracy, at all relevant times, of all representations, warranties, and statements made by Premier, Premier Bank and First Bank  in connection with the Merger, including those set forth in the Merger Agreement and the Representation Letter.

Based upon the above and subject to the limitations contained herein, it is our opinion that for federal income tax purposes:

1.
The Merger will constitute and qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code and that First Bank, Premier Bank and Premier will each qualify as “party to the reorganization” as the term is defined in the Internal Revenue Code;

2.
No gain or loss will be recognized by the shareholders of First Bank who exchange their First Bank Common Stock for Premier Common Stock pursuant to the Merger, except that gain may be recognized as to the cash received in lieu of fractional share interests, the Cash Merger Consideration, and the Special Dividend;

Board of Directors
July 17, 2018

3.	No gain or loss will be recognized by First Bank, Premier or Premier Bank by reason of the Merger; and

4.
The holding period of Premier Common Stock received by First Bank shareholders in exchange for First Bank Common Stock will include the holding period of the shares of First Bank Common Stock so exchanged, provided that the First Bank Common Stock is held as a capital asset at the Effective Time.

In addition to the assumptions contained herein and any other limitations set forth above, this opinion is subject to the following additional limitations, qualifications and caveats:

1.
This opinion only addresses certain federal income tax consequences of the Merger and does not address the various state, local or foreign tax consequences that may result from the Merger. No opinion is expressed as to any federal income tax consequence of the Merger except as specifically set forth herein;

2.
If any of the representations, warranties, statements, and assumptions upon which we have relied are not true and accurate at all relevant times, our opinion might be adversely affected and may not be relied upon;

3.
This opinion only represents our best judgment and is not binding on the Internal Revenue Service or the courts. The conclusions are based on the Internal Revenue Code, existing judicial decisions, Treasury Regulations, Revenue Procedures, and published rulings.  No assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws; and

4.
This opinion has been delivered to you for the purposes of the Merger and is intended solely for the benefit of you and First Bank shareholders with respect to our opinion as to the federal income tax consequences that will result.  This opinion may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

Board of Directors
July 17, 2018

We hereby consent to the filing of this opinion with the SEC as Exhibit 8.2 to the Registration Statement. We also consent to the references to our firm under the captions "Certain Federal Income Tax Consequences of the Merger" and "Legal Matters" in the Registration Statement.  In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the federal Securities Act of 1933 or the rules and regulations of the SEC.

                                                                      Sincerely,
                                                                      /s/  Kay Casto & Chaney
KAY CASTO & CHANEY PLLC